EXHIBIT 99.1

First Mining Gold Corp.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

(Presented in thousands of Canadian dollars unless otherwise noted)

(Unaudited)

FIRST MINING GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT SEPTEMBER 30, 2026 AND DECEMBER 31, 2025
(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	Notes	September 30, 2026	December 31, 2025
ASSETS
Current
Cash and cash equivalents		$78,089	43,346
Assets held for sale		-	27,060
Marketable securities	3	2,886	2,006
Prepaid expenses, trade and other receivables	4	2,037	1,461
Total current assets		83,012	73,873

Non-current
Term deposits	5	169	-
Mineral properties	6	305,325	251,497
Investment in PC Gold Inc.	8	14,297	21,524
Investment in Seva Mining Corp.	7(d)	21,108	-
Property and equipment		1,926	1,694
Deferred consideration receivable	7(b)	1,703	-
Other assets		145	204
Total non-current assets		344,673	274,919
TOTAL ASSETS		$427,685	348,792

LIABILITIES
Current
Accounts payable and accrued liabilities	10	$16,980	13,802
Liabilities directly associated with assets held for sale		-	373
Lease liability		86	78
Flow-through share premium liability	11	356	1,280
Provision for environmental remediation	6(b)	1,269	2,806
Option - PC Gold	8	-	4,692
Other liabilities		-	200
Total current liabilities		18,691	23,231

Non-current
Lease liability		31	97
Pickle Crow reclamation liability	8	101	151
Silver Stream derivative liability	9	135,065	107,260
Total non-current liabilities		135,197	107,508
TOTAL LIABILITIES		$153,888	130,739

SHAREHOLDERS’ EQUITY
Share capital	12	500,640	418,169
Warrant and share-based payment reserve	12	66,831	62,866
Accumulated other comprehensive loss		(1,724)	(4,168)
Accumulated deficit		(291,950)	(258,814)
Total shareholders’ equity		273,797	218,053
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$427,685	348,792

The consolidated financial statements were approved by the Board of Directors:

Signed: “Keith Neumeyer”, Director	Signed: “Raymond Polman”, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

2

FIRST MINING GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET LOSS AND COMPREHENSIVE LOSS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

	Notes	Three Months ended September 30,		Nine Months ended September 30,
		2026	2025	2026	2025

OPERATING EXPENSES	13
General and administration		$(1,140)	(923)	(4,224)	(3,271)
Exploration and evaluation		(268)	(216)	(769)	(651)
Investor relations and marketing communications		(553)	(401)	(1,775)	(1,330)
Corporate development and due diligence		(348)	(168)	(866)	(578)
Loss from operational activities		(2,309)	(1,708)	(7,634)	(5,830)

OTHER ITEMS
Gain on partial disposal of PC Gold	8	$-	-	517	-
Interest and other income		239	238	787	332
Foreign exchange gain/(loss)		(85)	43	210	(156)
Other expenses		(24)	(14)	(103)	(62)
Fair value loss on Silver Stream liability	9	(10,242)	(22,224)	(27,805)	(42,969)
Fair value loss on deferred consideration	7(b)	(35)	-	(17)	-
Gain on disposal of subsidiary	7(c)	-	-	4,087	-
Share of gain/(loss) of associates accounted for using the equity method	7(e), 8	(2,232)	1,019	(3,761)	1,016
Loss before income taxes		$(14,688)	(22,646)	(33,719)	(47,669)
Current income tax expense		(109)	-	(478)	-
Deferred income tax recovery		471	672	924	1,313
Net loss for the period		$(14,326)	(21,974)	(33,273)	(46,356)

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to net income:
Fair value gain on marketable securities		$1,068	506	2,444	731
Other comprehensive income		1,068	506	2,444	731

Net loss and comprehensive loss for the period		$(13,258)	(21,468)	(30,829)	(45,625)
Loss per share
Basic and Diluted		$(0.01)	(0.02)	(0.02)	(0.04)
Weighted average number of shares outstanding
Basic		1,415,120,604	1,214,524,944	1,390,078,019	1,126,115,540
Diluted		1,415,120,604	1,213,921,874	1,390,078,019	1,132,036,100

The accompanying notes are an integral part of these condensed interim consolidated financial statements

3

FIRST MINING GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Unaudited - Presented in thousands of Canadian dollars unless otherwise noted)

		Nine months ended September 30
	Notes	2026	2025
Cash flows used in operating activities
Net loss for the period		$(33,273)	(46,356)
Adjustments for:
Share-based payments	12(d)	1,772	1,226
Depreciation		332	350
Gain on sale of marketable securities		(517)	-
Fair value loss on Silver Stream derivative liability	9	27,805	42,969
Accrued interest receivable		(3)	(1)
Gain on disposal of subsidiary	7(c)	(4,087)	-
Other expenses		525	16
Unrealized foreign exchange (gain)/loss		(206)	200
Deferred income tax recovery		(924)	(1,313)
Shares issued for marketing service		38	38
Equity and dilution (gain)/loss on equity accounted associates		3,762	(1,016)
Fair value loss in financial assets of Stockpile		17	-
Operating cash flows before movements in working capital		$(4,759)	(3,887)
Changes in non-cash working capital items:
(Increase)/Decrease in accounts and other receivables		(454)	230
(Increase)/Decrease in prepaid expenditures		(216)	45
(Decrease)/Increase in accounts payables and accrued liabilities		(6,056)	(616)
Total cash used in operating activities		$(11,485)	(4,228)
Cash flows used in investing activities
Mineral property expenditures		(26,348)	(18,953)
Proceeds from sale of investments		1,551	2,323
Proceeds from sale of projects	7	5,000	3,000
Proceeds from sale of partial interest in PC Gold	8	3,000	-
Property and equipment purchases		(194)	(73)
Cash expended in acquisition	6(a)	(4,577)	(400)
Term deposits		(169)	-
Total cash used in investing activities		$(21,737)	(14,103)
Cash flows from financing activities
Gross proceeds from public offering and private placements	12(b)	57,506	36,438
Share issuance cost		(3,341)	(1,604)
Proceeds from exercise of stock options		2,536	392
Proceeds from exercise of warrants		11,127	563
Lease payment		(69)	(44)
Cash received from Silver Stream		-	7,155
Total cash provided by financing activities		$67,759	42,900
Foreign exchange effect on cash		206	(200)
Change in cash and cash equivalents		34,743	24,369
Cash and cash equivalents, beginning		43,346	11,351
Cash and cash equivalents, ending		$78,089	35,720
Cash		77,920	35,551
Term deposits		169	169
Cash and cash equivalents, ending		$78,089	35,720

Supplemental cash flow information

Interest received		$777	573

The accompanying notes are an integral part of these condensed interim consolidated financial statements

4

FIRST MINING GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2026 AND 2025
(Unaudited - Presented in thousands of Canadian dollars, except share and per share amounts)

	Notes	Number of common shares	Share capital	Shares to be issued	Warrant reserve	Share-based payment reserve	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
Balance as at Dec 31, 2024		1,079,863,747	$373,630	-	28,099	29,014	(5,406)	(180,895)	244,442
Net proceeds from public offering and private placements		195,020,000	30,585	-	4,249	-	-	-	34,834
Flow-through share premium liability		-	(1,668)	-	-	-	-	-	(1,668)
Proceeds from exercise of stock options		3,200,000	581	-	-	(189)	-	-	392
Proceeds from exercise of warrants		3,426,030	660	-	-	(97)	-	-	563
Shares issued to ALX Resources		462,535	100	-	-	-	-	-	100
Shares issued for Springpole purchase option extension		1,000,000	135	-	-	-	-	-	135
Shares issued for marketing service		818,000	115	-	-	-	-	-	115
Silver Stream Warrant Revaluation		-	-	-	1,287	-	-	-	1,287
PSU Assessment for 2022 grant		-	-	-	-	(180)	-	-	(180)
Settlement of restricted share units		1,692,659	188	-	-	(188)	-	-	-
Settlement of performance share units		455,000	108	-	-	(108)	-	-	-
Share-based payments		-	-	-	-	2,004	-	-	2,004
Loss for the period		-	-	-	-	-	-	(46,356)	(46,356)
Other comprehensive income		-	-	-	-	-	731	-	731
Balance as at September 30, 2025		1,285,937,971	$404,434	-	33,635	30,256	(4,675)	(227,251)	236,399

Balance as at December 31, 2025		1,343,755,162	$418,169	978	31,694	30,194	(4,168)	(258,814)	218,053
Gross proceeds from public offering financing	12(b)	68,459,500	57,506	-	-	-	-	-	57,506
Share issuance costs	12(b)	-	(3,649)	-	-	-	-	-	(3,649)
Shares issued pursuant to exercise of stock options	12(d)	7,943,500	3,980	-	-	(1,444)	-	-	2,536
Exercise of warrants		46,944,817	12,763	-	(1,636)	-	-	-	11,127
Shares issued on acquisition of mineral properties		14,775,696	8,902	-	-	-	-	-	8,902
Shares issued pursuant to Indigenous agreements		6,000,780	2,675	(675)	-	-	-	-	2,000
Common Share Obligation	6(a)	-	-	5,280	-	-	-	-	5,280
Settlement of restricted share units	12(e)	1,965,050	210	-	-	(210)	-	-	-
Settlement of performance share units	12(g)	1,000,000	221	-	-	(221)	-	-	-
Sunset Clause cancellation	12(b)	(426,614)	(137)	-	-	-	-	137	-
Share-based payments	12(d)	-	-	-	-	2,871	-	-	2,871
Loss for the period		-	-	-	-	-	-	(33,273)	(33,273)
Other comprehensive income		-	-	-	-	-	2,444	-	2,444
Balance as at September 30, 2026		1,490,417,891	$500,640	5,583	30,058	31,190	(1,724)	(291,950)	273,797

The accompanying notes are an integral part of these condensed interim consolidated financial statements

5

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

1. NATURE OF OPERATIONS

First Mining Gold Corp. (the “Company” or “First Mining”) is a public company which is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “FF”, on the OTCQX under the symbol “FFMGF”, and on the Frankfurt Stock Exchange under the symbol “FMG”. The Company’s head office and principal address is Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4A2.

First Mining was incorporated on April 4, 2005 and changed its name to First Mining Gold Corp. in January 2018.

First Mining is advancing a portfolio of gold projects in Canada, with the most advanced projects being the Springpole Gold Project in northwestern Ontario and the Duparquet Gold Project in the Abitibi region of Québec. In addition, the Company holds a 20.0% interest in PC Gold Inc., the legal entity which holds the Pickle Crow gold project which is being advanced by Bellavista Resources Limited (“Bellavista”) formerly owned by FireFly Metals Ltd. (“FireFly Metals”), and a 42.7% interest as at September 30, 2026, in Seva Mining Corp. (“Seva Mining”), the Company which is advancing the Cameron Gold Project.

The Company’s unaudited condensed interim consolidated financial statements (“financial statements”) have been prepared on a going concern basis, which contemplates that the Company will be able to continue its operations for at least twelve months from September 30, 2026 and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. For the three and nine months ended September 30, 2026, the Company had no operating revenue and incurred net losses of $14,326 and $33,273, respectively (2025 - $21,974 and $46,356). With cash of $78,089 (December 31, 2025 - $43,346) and working capital (current assets less current liabilities) of $64,321 (December 31, 2025 - $50,642) as at September 30, 2026, the Company believes that it has adequate resources to fund its planned exploration, evaluation, technical studies and general corporate expenditure for at least twelve months from the reporting date.

2. BASIS OF PRESENTATION

These financial statements were approved by the Company’s Board of Directors and authorized for issuance on November 10, 2026.

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS® Accounting Standards”) applicable to the preparation of interim financial statements under International Accounting Standard 34 Interim Financial Reporting. These financial statements do not include all disclosures required by IFRS® Accounting Standards for annual financial statements. Accordingly, they should be read in conjunction with the Company’s audited financial statements for the years ended December 31, 2025 and 2024 (the “Annual Financial Statements”).

These financial statements are presented in thousands of Canadian dollars, unless otherwise noted, and tabular amounts are presented in thousands of Canadian dollars and include the accounts of the Company and its subsidiaries. The functional currency of the Company and its subsidiaries is the Canadian dollar. In preparing the Company’s financial statements for the three and nine months ended September 30, 2026, the Company used the accounting policies, methods of computation, judgments and estimates consistent with those applied in the annual consolidated financial statements for the year ended December 31, 2025, except as otherwise disclosed in these financial statements.

The Company adopted the Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) effective January 1, 2026. Following assessment, the optional exception for derecognition of financial liabilities settled via electronic payment systems (where criteria are met) has been incorporated into the Company's ongoing accounting policies, with no material impact on the financial statements.

6

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

2. BASIS OF PRESENTATION (continued)

The following standard has been issued by the International Accounting Standards Board (“IASB”) but is not yet effective, and the Company is currently assessing the impact on its consolidated financial statements:

•	IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”). IFRS 18 replaces IAS 1 Presentation of Financial Statements (“IAS 1”), while retaining many of the requirements in IAS 1. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its ‘operating profit or loss’. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. Certain requirements in IAS 1 have been moved to IAS 8 and IFRS 7, with consequential amendments to IAS 7 and IAS 33.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, and is applied retrospectively. The Company will adopt IFRS 18 on January 1, 2027, including in its condensed interim consolidated financial statements for 2027, and will restate comparative information for 2026.

Based on its assessment to date, the Company expects the following principal changes:

Statement of net loss and comprehensive loss: The Company is assessing the classification of income and expenses within the categories introduced by IFRS 18, including interest income, its share of profit or loss of associates, foreign exchange gains and losses, and fair value gains and losses on the Silver Stream derivative liability.

Statement of cash flows: Cash flows from operating activities will be determined using operating profit or loss as the starting point. The Company is assessing the classification of interest received and interest paid under IFRS 18.

These changes affect presentation only and are not expected to change the Company’s net loss, comprehensive loss or total cash flows.

The Company continues to assess the classification of other items and the application of the aggregation and disaggregation requirements. Based on its assessment to date, the Company has not identified any management-defined performance measures requiring disclosure under IFRS 18.

a) Investment in associates

An associate is an entity over which the Company has significant influence. The Company has significant influence over an entity when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control.

The Company’s investment in the common shares of Seva Mining (Note 7) is accounted for as an investment in an associate using the equity method under IAS 28.

7

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

2. BASIS OF PRESENTATION (continued)

Under the equity method, the Company’s investment in the common shares of the associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of income and losses of the associate is recognized in net income during the period. Dividends and repayment of capital received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations, or a significant or prolonged decline in the fair value of the investment below its cost, including a sustained decline in its quoted share price. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal and value-in-use. If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified.

b) Accounting policy judgments and estimation uncertainty

The Company’s management makes judgments in applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of these financial statements requires management to make estimates that affect the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. During the nine months ended September 30, 2026, management applied significant judgment and estimation uncertainty in accounting for the disposition of Cameron Gold Operations Ltd. (“Cameron Gold”) and the initial recognition of the Company’s retained interest in Seva Mining.

Cameron Gold Transaction

Management applied judgment in determining that the Company no longer maintains control of Cameron Gold on March 10, 2026 and therefore derecognized the subsidiary. In assessing whether control existed, management considered the Company’s ability to direct the relevant activities, and the rights and obligations arising from the transaction and related agreements. Following completion of the transaction, management concluded that the Company retained significant influence, but no control, over Seva Mining, based on its ownership interest, board representation and governance rights, and therefore accounted for the retained interest as an investment in associate using the equity method under IAS 28.

Fair value of Seva Mining share consideration

The Company applied judgment in estimating the fair value of the Seva Mining share consideration, as described in Note 7(b). The fair value of the shares at initial recognition was determined using the quoted price of Seva Mining common shares based on a 10-day volume-weighted average price “VWAP” from the first trading day on March 18 to March 31, 2026. A blended discount for lack of marketability (“DLOM”) was applied to reflect reduced liquidity arising from the applicable transfer restrictions in the Amalgamation and Investors Rights Agreement. Because the valuation required the use of assumptions and estimation inputs, the fair value measurement is subject to estimation uncertainty.

8

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

2. BASIS OF PRESENTATION (continued)

Deferred Consideration Receivable – Stockpile Agreement

As part of the consideration received on the sale of Cameron Gold, the Company is entitled to receive future quarterly participation payments under a stockpile agreement (“Stockpile Agreement”), subject to a minimum aggregate payment of $2.0 million. The receivable is classified as a financial asset at fair value through profit or loss (“FVTPL”).

Management applied judgment in estimating its fair value. In particular, management assessed that the fair value attributable to participation payments in excess of the $2.0 million minimum was not significant at initial recognition or at September 30, 2026. This reflects uncertainties relating to processing results, recoveries, commodity prices, deductions, other factors and timing of realization. Accordingly, the fair value reflects the present value of the minimum payment. Key estimates include the expected timing of receipt and a discount rate that reflects the time value of money and the counterparty’s credit risk. Changes in fair value are recognized in profit or loss. Management will reassess the fair value of payments in excess of the minimum as processing of the stockpile progresses.

The accounts of material subsidiaries are prepared for the same reporting period as the parent company. All subsidiaries apply consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The following table highlights the Company’s material subsidiaries with their projects:

Name of the subsidiary	Ownership Percentage	Project	Location
Gold Canyon Resources Inc.	100%	Springpole Gold Project (“Springpole”) Birch-Uchi Projects (“Birch-uchi”)	Northwestern Ontario, Canada
Duparquet Gold Mines Inc.	100%	Duparquet Gold Project (“Duparquet”) Central Duparquet (“Duparquet”) Duquesne Gold Project (“Duquesne”) Pitt Gold Project (“Pitt”)	Québec, Canada

9

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

3. MARKETABLE SECURITIES

The Company’s marketable securities are classified as FVTOCI and are carried at fair value. The movements in marketable securities during the nine months ended September 30, 2026 and year ended December 31, 2025 are summarized as follows:

Total Marketable Securities (FVOCI)
Balance as at December 31, 2024	$2,388
Additions	1,120
Disposals	(2,743)
Gain on marketable securities	3
Gain recorded in other comprehensive income	1,238
Balance as at December 31, 2025	$2,006
Disposals	(1,564)
Gain recorded in other comprehensive income	2,444
Balance as at September 30, 2026	$2,886

The Company owns securities of publicly traded companies. The investments where the Company does not have significant influence are classified as marketable securities which are designated as FVOCI.

4. PREPAID EXPENSES, TRADE AND OTHER RECEIVABLES

	September 30, 2026	December 31, 2025
GST and HST receivables	$828	$447
QST receivable	310	233
Other receivables	6	7
Prepaid expenses	893	774
	$2,037	$1,461

5. TERM DEPOSITS

As at September 30, 2026, term deposits comprised two deposits totaling $169,000 (December 31, 2025 – $nil), with original terms of one year and interest payable at maturity. The deposits are pledged as security for corporate credit cards and are classified as non-current assets.

10

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

6. MINERAL PROPERTIES

As at September 30, 2026 and December 31, 2025, the Company had the following mineral properties:

	Springpole (Note 6(a))	Birch-Uchi	Duparquet (Note 6(b))	Cameron (Note 7)	Hope Brook	Total
Balance as at December 31, 2025	$172,038	$11,447	$68,012	$-	$-	$251,497
Acquisition	13,115	-	42	-	-	13,157
Concessions, taxes, and royalties	193	-	52	8	-	253
Salaries and share-based payments	2,813	11	1,284	-	-	4,108
Drilling, exploration, and technical consulting	8,809	-	2,841	1	-	11,650
Environmental, assaying, and field supplies	17,584	43	5,920	-	-	23,547
Travel and other expenses	2,548	-	111	-	-	2,659
Total Expenditures	$45,061	54	10,250	$9	$-	$55,374
Disposal of properties	-	-	-	(9)	-	(9)
Environmental remediation	-	-	(1,537)	-	-	(1,537)
Balance as at September 30, 2026	$217,099	11,501	76,725	$-	$-	$305,325

	Springpole (Note 6(a))	Birch-Uchi	Duparquet (Note 6(b))	Cameron (Note 7)	Hope Brook	Total
Balance as at December 31, 2024	$154,237	$10,446	$55,212	$33,066	$3,098	$256,059
Acquisition	5	273	5,005	-	-	5,283
Concessions, taxes, and royalties	811	-	115	22	4	952
Salaries and share-based payments	3,322	255	1,622	148	-	5,347
Drilling, exploration, and technical consulting	1,695	348	2,210	23	-	4,276
Environmental, assaying, and field supplies	10,127	74	1,550	178	-	11,929
Travel and other expenses	1,840	51	162	5	-	2,058
Total Expenditures	$17,801	$1,001	$10,664	$376	$4	$29,846
Environmental remediation	-	-	2,136	-	-	2,136
Assets held for sale	-	-	-	(27,016)	-	(27,016)
Impairment of assets held for sale	-	-	-	(6,426)	-	(6,426)
Disposal of properties	-	-	-	-	(3,102)	(3,102)
Balance as at December 31, 2025	$172,038	$11,447	$68,012	$-	$-	$251,497

11

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

6. MINERAL PROPERTIES (continued)

The Company has various underlying agreements and commitments with respect to its mineral properties, which define annual or future payments in connection with maintenance of property interests, the most significant of which is discussed below.

a) Springpole Project

During January 2026, a subsidiary of the Company acquired the net assets of a private company associated with the Birch and Casummit Lake properties. In connection with the terms of the agreement, the Company issued 1,000,000 common shares and made a cash payment of $0.2 million.

During February 2026, the Company completed an amendment to a royalty agreement related to the Springpole Project with a private holder. In connection with the amendment, the Company issued common shares valued at $4.1 million and made a cash payment of $1.4 million. As the consideration was directly attributable to the Company’s mineral property interest in Springpole, the amount was capitalized to mineral property acquisition costs.

On June 29, 2026, the Company received final environmental assessment approval for the Springpole Gold Project from the Impact Assessment Agency of Canada, triggering additional consideration payable under the amended royalty agreement. The consideration of $2.8 million in cash and $4.3 million in common shares of the Company, was capitalized to mineral property acquisition costs and settled during the quarter ended September 30, 2026.

On August 24 and August 26, 2026, the Company entered into two agreements with First Nations relating to the development of the Springpole Gold Project in northwestern Ontario. The agreements establish a framework for collaboration through construction, operations and closure, including environmental and cultural considerations and financial and other benefits to the participating First Nations. During the quarter ended September 30, 2026, the Company made milestone payments comprising $2.0 million in cash and $2.0 million in common shares of the Company, and annual implementation payments of $2.2 million in cash. These amounts were capitalized to mineral property costs.

b) Duparquet Project

As at September 30, 2026, the Company’s provision for environmental remediation activities is $1,269,000 (as at December 31, 2025 - $2,806,000). The environmental remediation includes site preparation, construction of a storage area, construction of an access road, excavation and transportation of mining material, and site restoration and rehabilitation of the historical storage area. Phase 1 of the remediation project, which primarily involved construction of the new storage area, was completed in November 2025. Phase 2, includes material transfer and storage, commenced on June 1, 2026 and is expected to be completed in the fourth quarter of 2026, with an updated estimated total cost of $3.8 million.

7. INVESTMENT IN SEVA MINING CORP.

a) Seva Mining Purchase Agreement Overview

On March 10, 2026, the Company completed the sale of its previously owned subsidiary, Cameron Gold, which owns the Cameron Gold Project, to Seva Mining under an amalgamation agreement pursuant to which the Company received (i) $5.0 million in cash; (ii) 80.0 million common shares of Seva Mining; and (iii) a future cash payment of at least $2.0 million to be received upon the processing of a stockpile at the Cameron Gold Project pursuant to the Stockpile Agreement. The transaction was previously announced as having a total estimated consideration of approximately $27.0 million. The final consideration amount was measured at fair value upon closing of the transaction on March 10, 2026 as described below.

12

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

7. INVESTMENT IN SEVA MINING CORP. (continued)

b) Recognition of Consideration Received

The components of the consideration received in connection with the sale of Cameron Gold comprised the following:

Transaction Consideration
Cash	$5,000
Seva Mining shares	24,867
Deferred consideration related to Stockpile Agreement	1,720
Total	$31,587

Share Consideration

The Company accounts for its investment in Seva Mining using the equity method under IAS 28. The fair value of the Seva Mining shares at closing of $24,867,000 was determined using the quoted price of Seva Mining common shares on the 10-day VWAP from start of the first trading day on March 18 to March 31, 2026. The Company was unable to use the quoted price on March 10, 2026 as the shares of Seva Mining was not actively traded at that date. A blended DLOM was applied to account for the reduced liquidity to reflect the reduced liquidity arising from transfer restrictions in accordance with the Amalgamation and Investors Rights Agreement between First Mining and Seva Mining. As at September 30, 2026, 50% of the shares remained subject to these restrictions. Half of these (25% of the total shares) are scheduled for release on March 16, 2027, and the rest (the final 25%) on September 16, 2027.

The consideration shares are subject to resale restrictions under applicable securities laws and TSX Venture Exchange (“TSXV”) policies. Certain shares are also subject to escrow requirements under TSXV policies, unless waived by the TSXV, with releases governed by the applicable escrow agreements.

Deferred Consideration Receivable - Stockpile Agreement

As part of the consideration received for the disposition of Cameron Gold, the Company is entitled to participation payments from the processing and sale of the ore stockpile at the Cameron Gold Project under the Stockpile Agreement, subject to a minimum aggregate payment of $2.0 million. The receivable was recognized at fair value at initial recognition and is subsequently measured at FVTPL under IFRS 9.

The fair value at initial recognition on March 10, 2026 was $1,720,000. It was determined using a discounted cash flow model based on expected $2.0 million minimum payment, incorporating assumptions, including: (i) the expected timing of funds received; and (ii) a risk-adjusted discount rate. As at September 30, 2026, the fair value was $1,703,000, and a fair value loss of $17,000 was recognized in profit or loss for the nine months ended September 30, 2026 ($35,000 for the three months). The decrease reflects an update to the discount rate. The measurement is classified as Level 3 in the fair value hierarchy because it incorporates significant unobservable inputs (Note 16). Changes in these assumptions could have an impact on the estimated fair value.

c) Disposal reconciliation

The carrying amount of Cameron Gold at March 10, 2026 was $27,023,000 and was held for sale. Upon closing, the Cameron Gold assets held for sale were derecognized and the gain on disposal was determined by comparing its carrying amount with the fair value of the consideration received.

13

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

7. INVESTMENT IN SEVA MINING CORP. (continued)

Disposal of Cameron Gold
Fair value of consideration received on March 10, 2026	$31,587
Less: Carrying amount of disposal group at December 31, 2025	26,687
Mineral property expenditures from Jan 1 to Mar 10, 2026	9
Net asset change from Jan 1 to Mar 10, 2026	327
Carrying amount of Cameron disposal group at March 10, 2026	$(27,023)
Gain on Disposal of Cameron / loss of control	4,564
Less: Transaction costs of disposal	(477)
Gain on disposal of subsidiary	$4,087

d) Equity Accounting Method for Investment in Seva Mining

In accounting for the disposition of Cameron Gold and the resulting investment in Seva Mining, management applied judgment in determining that the Company lost control of Cameron Gold on March 10, 2026 and therefore derecognized the subsidiary in accordance with IFRS 10. Following the transaction, the Company evaluated the governance rights, board representation and ability to participate in Seva Mining’s policy decisions, and concluded that it has significant influence over Seva Mining.  Accordingly, the retained interest was classified as an investment in associate and is accounted for using the equity method from the acquisition date.

Upon closing of the transaction, First Mining held significant influence, and therefore accounted for its investment using the equity method from the acquisition date. The Company’s share of Seva Mining’s results was determined based on Seva Mining’s audited annual financial statements for the year ended January 31, 2026, its unaudited interim financial statements for the five months ended June 30, 2026 (as publicly filed), and financial information provided by Seva Mining for the period from July 1, 2026 to September 30, 2026. Following the closing of the transaction, the Company’s ownership interest in Seva Mining decreased to 42.7% as at September 30, 2026 due to warrant exercises by other shareholders, resulting in a dilution loss.

Investment in Seva Mining
Balance, December 31, 2025	$-
Initial Recognition on March 10, 2026	24,867
Equity profit/(loss) – March 11 to September 30, 2026	(1,978)
Dilution loss	(1,781)
Balance, September 30, 2026	$21,108

 e) Reconciliation of Investment Carrying Amount

Net assets Seva Mining as of March 10, 2026 (100%)	$36,029
First Mining’s share of net assets (42.7%)	15,399
Incremental fair value	9,468
Equity loss (March 11, 2026 to September 30, 2026)	(1,978)
Dilution loss	(1,781)
Carrying value, September 30, 2026	$21,108

14

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

7. INVESTMENT IN SEVA MINING CORP. (continued)

The fair value of the Company’s investment in Seva Mining was $35,200,000 as at September 30, 2026, based on the closing market price of $0.44 per share.

8. INVESTMENT IN PC GOLD INC.

As at September 30, 2026, the Company owns a 20.0% interest in PC Gold Inc. and maintains significant influence, which requires the investment to be accounted for using equity accounting. As at September 30, 2026 the carrying value of the investment in PC Gold Inc. was $14,297,000 (December 31, 2025 - $21,524,000). The subsequent equity accounting for PC Gold is based on publicly available audited results for the year ended June 30, 2026, supplemented by unaudited financial information provided by PC Gold for the period ended September 30, 2026.

On February 9, 2026, FireFly Metals Ltd. (“FireFly”) announced the sale of its 70.0% interest in PC Gold Inc. (“PC Gold”) to Bellavista for 60.0 million shares as upfront consideration upon completion of the sale transaction, together with 50.0 million performance rights as contingent consideration (“Bellavista Transaction”). In connection with this transaction, Bellavista exercised its PC Gold buydown right to increase its ownership to 80.0% of the Project by paying $3,000,000 in cash, upon completion of the transaction.

The Bellavista Transaction closed on April 29, 2026. Concurrently, Bellavista exercised its contractual right to increase its interest in PC Gold by paying $3,000,000 in cash directly to the Company, reducing the Company’s ownership interest from 30.0% to 20.0%. The Company accounted for this reduction as a partial disposal of its interest in PC Gold. Total consideration for the 10.0% interest disposed of comprised of $3,000,000 in cash and the extinguishment of a $4,692,000 option liability previously recognized in respect of the Company’s obligation associated with Bellavista’s right to acquire an additional 10.0% interest in PC Gold. The transaction resulted in a gain on partial disposal of $517,000 for the period ended June 30, 2026, representing the excess of total consideration of $7,692,000 over the carrying value of the 10.0% interest derecognized of $7,175,000. In connection with the transaction, the Company’s pro rata share of environmental reclamation funding decreased to 20.0%. As at September 30, 2026 the Company recorded a liability for reclamation funding of $101,000 (December 31, 2025 - $151,000), consistent with Bellavista’s estimate of the environmental reclamation provision.

Carrying value as of December 31, 2025	$21,524
Carry amount derecognized for 10% equity buydown	(7,225)
Equity loss	(2)
Carrying value as of September 30, 2026	$14,297

9. SILVER STREAM DERIVATIVE LIABILITY

a) Silver Purchase Agreement Overview and Consideration Received

On June 10, 2020, the Company entered into a silver purchase agreement (the “Silver Purchase Agreement”) with First Majestic Silver Corp. (“First Majestic”), closing on July 2, 2020. Under the agreement, First Majestic paid total consideration of US$22.5 million, and the Company issued common share purchase warrants, for the right to purchase 50.0% of payable silver produced from the Springpole Gold Project over the life of mine (the “Silver Stream”).  The Company has received the total consideration in full, and all common share purchase warrants issued to First Majestic under the Silver Purchase Agreement have been exercised. Refer to the Company’s audited annual financial statements for the year ended December 31, 2025 for full details.

15

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

9. SILVER STREAM DERIVATIVE LIABILITY (continued)

The Company retains the option to repurchase 50.0% of the Silver Stream for US$22.5 million (approximately $32.0 million as at September 30, 2026) at any time prior to commencement of production at the Springpole Gold Project. A Monte Carlo simulation was used to evaluate the buy-back option under the Silver Stream Agreement.

The Silver Stream has an initial 40-year term from July 2, 2020, with automatic 10-year extensions for the life of mine. If, upon expiry, the advance payment has not been fully credited through silver deliveries, the uncredited balance is refundable to First Majestic without interest. Silver may be substituted with refined silver from other sources, excluding silver purchased on a commodity exchange.

b) Silver Stream Derivative Liability Fair Value

The Company has determined that the Silver Stream is a standalone derivative measured at FVTPL. The estimated fair value of the Silver Stream derivative liability is determined using a discounted cash flow model which incorporates a Monte Carlo simulation, with the following key input assumptions: 1) Observable assumptions including implied volatility of COMEX silver, COMEX silver future curve, silver spot price, USD risk-free rate, USD/CAD foreign exchange rates, and share price of the Company, and 2) Unobservable assumptions including the timing of commencement of production (2030 based on the updated prefeasibility study), estimated annual silver production volumes (averaging 1.5 million payable ounces a year over the life of mine based on the updated prefeasibility study), the Company’s credit spread, and payable silver quantities.

The fair value of the Silver Stream derivative liability is classified within Level 3 of the fair value hierarchy because certain significant inputs are unobservable. The fair value is determined by a third party valuation expert using an independent Monte Carlo model reviewed quarterly by management. Unobservable inputs are updated based on recent comparable market data.

The estimated fair value is sensitive to changes in key assumptions, particularly silver spot prices, silver forward prices, foreign exchange rates, volatility assumptions, the Company’s credit spread and payable silver quantities, and a change in any of these assumptions could result in a material change in the estimated fair value. The table below summarizes key valuation inputs as at September 30, 2026 and December 31, 2025, together with the percentage change during the period.

Key valuation inputs	September 30, 2026	December 31, 2025	Change
Volatility of COMEX Silver	0.478	0.815	-41%
Silver spot price	60.156	71.663	-16%
Silver price forward curve (weighted average)	102.094	84.559	21%
USD /CAD foreign exchange rate	1.419	1.371	4%

The fair value of the Silver Stream derivative liability is valued using a Monte-Carlo simulation, with gains or losses recorded in the statement of net loss and comprehensive loss. As at September 30, 2026, the fair value of the Silver Stream derivative liability is US$95,197,000 ($135,065,000). The fair value of the Silver Stream derivative liability as at December 31, 2025 was US$78,258,000 ($107,260,000).

16

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

9. SILVER STREAM DERIVATIVE LIABILITY (continued)

	September 30, 2026	December 31, 2025
Balance, December 31, 2025/December 31, 2024	$(107,260)	$(34,414)
Advanced payment received	-	(5,867)
Change in fair value	(27,805)	(66,979)
Balance, September 30, 2026/December 31, 2025	$(135,065)	$(107,260)

The change in fair value of the Silver Stream derivative liability reflects the net impact of changes in key valuation inputs, including silver prices, forward curves, volatility and foreign exchange rates. During the period, the movement was primarily influenced by the increase in the forward curve and foreign exchange partially offset by decreases in spot prices and volatility. The valuation is sensitive to changes in these assumptions, as illustrated in the sensitivity analysis above.

10. ACCOUNTS PAYABLE, ACCRUED LIABILITIES AND PROPERTY CONSIDERATION PAYABLE

	September 30, 2026	December 31, 2025
Accounts payable	$6,124	$3,662
Accrued liabilities	10,856	10,140
Total	$16,980	$13,802

During the year ended December 31, 2025, the Company recognized a liability of $5.0 million related to an obligation to the royalty holders of the Duquesne NSR. The amount reflects management’s current estimate of the consideration that may be required to settle or repurchase the royalty interest.  The Company continues to record this liability as of September 30, 2026, based on ongoing discussions with the royalty holders.

11. FLOW-THROUGH SHARE PREMIUM LIABILITY

The following is a continuity schedule of the liability portion of the Company’s flow-through share issuances:

	June 14, 2024	August 5, 2025	Total
Balance, December 31, 2024	$977	$-	$977
Liability incurred for flow-through share issued	-	1,745	1,745
Settlement of flow-through share premium liability upon incurring eligible expenditures	(977)	(465)	(1,442)
Balance, December 31, 2025	$-	$1,280	$1,280
Settlement of flow-through share premium liability upon incurring eligible expenditures	-	(924)	(924)
Balance, September 30, 2026	$-	$356	$356

As at September 30, 2026 the Company had unspent flow-through expenditure commitments of $949,000 (December 31, 2025 – $5,631,000), which are required to be spent by December 31, 2026.

17

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

12. SHARE CAPITAL

a) Authorized

Unlimited number of common shares with no par value.

Unlimited number of preferred shares with no par value.

12. SHARE CAPITAL (continued)

b) Issued and Fully Paid

Common shares as at September 30, 2026: 1,490,417,891 (December 31, 2025 - 1,343,755,162).

Preferred shares as at September 30, 2026: nil (December 31, 2025 - nil).

On February 5, 2026, 426,614 common shares were cancelled pursuant to sunset clause provisions related to historical acquisitions in 2016. No consideration was paid or received by the Company. The cancellation reduced shares issued and outstanding by 426,614 and resulted in a reduction in share capital with a corresponding reclassification within equity, with no impact on total equity or recognition of any gain or loss, and is reflected in the Statement of Changes in Equity.

Bought Deal Financing

On September 24, 2026, the Company completed a bought deal public offering (the “Offering”), issuing 68,459,500 common shares at a price of $0.84 per common share for aggregate gross proceeds of $57,506,000. The Company incurred share issuance costs of $3,649,000, including professional fees, underwriters’ commissions and underwriters’ legal fees, which were deducted from share capital, resulting in net proceeds of $53,857,000.

c) Warrants

The movements in warrants during the nine months ended September 30, 2026 and year ended December 31, 2025 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2024	141,686,740	$0.242
Warrants issued	97,509,993	0.270
Warrants exercised	(53,808,807)	0.203
Balance as at December 31, 2025	185,387,926	$0.237
Warrants exercised	(46,944,857)	0.236
Balance as at September 30, 2026	138,443,069	$0.241

18

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

12. SHARE CAPITAL (continued)

The following table summarizes information about warrants outstanding as at September 30, 2026:

Exercise price	Number of warrants outstanding	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.270	80,540,917	$0.270	1.84
$0.200	57,902,152	$0.200	0.67
	138,443,069	$0.241	1.35

d) Stock Options

The Company has adopted a stock option plan that allows for the granting of stock options to Directors, Officers, employees and certain consultants of the Company for up to 10.0% of the Company’s issued and outstanding common shares. Stock options granted under the plan may be subject to vesting provisions as determined by the Board of Directors.

During the nine months ended September 30, 2026, the Company issued 7,944,000 (nine months ended September 30, 2025 – 3,200,000) common shares pursuant to the exercise of stock options, for net proceeds of $2,536,000 (2025 - $392,000). The weighted average share price on the dates of exercise was $0.33 per share (2025 – $0.12). In connection with the exercises, the Company transferred $1,444,000 (2025 - $189,000) from share-based payment reserve to share capital.

The movements in stock options during the nine months ended September 30, 2026 and year ended December 31, 2025 are summarized as follows:

	Number	Weighted average exercise price
Balance as at December 31, 2024	58,467,500	$0.200
Options granted	19,800,000	0.147
Options exercised	(8,012,500)	0.144
Options expired	(4,825,000)	0.287
Options forfeited	(700,000)	0.125
Balance as at December 31, 2025	64,730,000	$0.185
Options granted	7,180,000	0.580
Options exercised	(7,943,500)	0.338
Expired	(200,000)	0.345
Balance as at September 30, 2026	63,766,500	$0.211

19

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

12. SHARE CAPITAL (continued)

The following table summarizes information about the stock options outstanding as at September 30, 2026:

Options Outstanding				Options Exercisable
Exercise price	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)	Number of options	Weighted average exercise price ($ per share)	Weighted average remaining life (years)
$0.10 - 0.18	35,345,000	$0.121	2.79	34,762,500	$0.121	2.78
$0.185 - 0.25	11,735,000	$0.191	1.36	11,735,000	$0.191	1.36
$0.26 - 0.58	16,686,500	$0.415	2.48	12,196,500	$0.370	1.79
	63,766,500	$0.211	2.45	58,694,000	$0.187	2.29

During the nine months ended September 30, 2026, there were 7,180,000 (nine months ended September 30, 2025 - 18,000,000) stock options granted with an aggregate fair value at the date of grant of $2,077,000 (2025 - $1,124,000). As at September 30, 2026, 5,072,500 (2025 – 8,725,000) stock options remain unvested with an aggregate grant date fair value of $1,244,000 (2025 - $545,000).

Certain stock options granted were directly attributable to exploration and evaluation expenditures on mineral properties and were therefore capitalized to mineral properties.

In addition, certain stock options were subject to vesting provisions. These two factors result in differences between the aggregate fair value of stock options granted and total share-based payments expensed during the periods.

For the nine months ended September 30, 2026, share-based payments expense is comprised of stock options for $1,907,000, restricted share units (“RSUs”) for $543,000, deferred share units (“DSUs”) for $46,000, and performance share units (“PSUs”) for $375,000, which are classified within the financial statements as follows:

	For the nine months ended September 30,
Statements of Net Loss:	2026	2025
General and administration	$1,175	$844
Exploration and evaluation	78	27
Investor relations and marketing communications	274	135
Corporate development and due diligence	245	220
Subtotal	$1,772	$1,226
Statements of Financial Position:
Mineral Properties	1,099	599
Total	$2,871	$1,825

20

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

12. SHARE CAPITAL (continued)

The grant date fair value of the stock options granted in the period has been estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the nine months ended September 30,	For the year ended December 31,
	2026	2025
Risk-free interest rate	2.81%	2.80%
Share price at grant date (in dollars)	$0.58	$0.15
Exercise price (in dollars)	$0.58	$0.15
Expected life (years)	5.00 years	5.00 years
Expected volatility (1)	58.62%	57.70%
Forfeiture rate (2)	4.70%	3.50%
Expected dividend yield	Nil	Nil

(1)	The computation of expected volatility was based on the Company’s historical price volatility, over a period which approximates the expected life of the option.
(2)	The computation of the forfeiture rate was based on management’s estimate of expected forfeitures over the vesting period, using historical forfeiture experience and expected employee turnover.

e) Restricted Share Units

During the nine months ended September 30, 2026, the Company granted 1,263,000 (nine months ended September 30, 2025 - 7,757,000) RSUs under its share-based compensation plan to the Company’s executive officers and management as part of the Company’s long-term incentive plan (“LTIP”). Unless otherwise stated, the awards typically have a graded vesting schedule over a three-year period and will be settled in equity upon vesting.

During the nine months ended September 30, 2026, the Company issued 1,965,000 (nine months ended September 30, 2025 – 1,693,000) common shares pursuant to the settlement of RSUs for an aggregate settlement value of $210,000 (2025 - $188,000).

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

The following table summarizes the changes in RSU’s for the nine months ended September 30, 2026 and the year ended December 31 2025:

	Number	Weighted average fair value
Balance as at December 31, 2024	9,680,449	$0.115
RSUs granted	7,756,956	0.108
RSUs settled	(3,511,533)	0.123
Balance as at December 31, 2025	13,925,872	$0.112
RSUs granted	1,262,500	0.501
RSUs settled	(1,965,050)	0.107
Balance as at September 30, 2026	13,223,322	$0.150

21

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

12. SHARE CAPITAL (continued)

f) Deferred Share Units

During the nine months ended September 30, 2026, the Company granted 90,000 (nine months ended September 30, 2025 - 400,000) DSUs under its share-based compensation plan to a director as part of the Company’s LTIP. DSUs have a graded vesting schedule over an 18-month period and will be settled in equity upon vesting.

The associated compensation cost, which is based on the underlying share price on the date of grant, is recorded as share-based payments expense against share-based payment reserve.

	Number	Weighted average fair value
Balance as at December 31, 2024	1,509,000	$0.212
DSUs granted	400,000	0.125
Balance as at December 31, 2025	1,909,000	$0.192
DSUs granted	90,000	0.580
Balance as at September 30, 2026	1,999,000	$0.209

g) Performance Share Units

During the nine months ended September 30, 2026, the Company granted 1,050,000 (nine months ended September 30, 2025 - 3,600,000) PSUs under the Plan to certain executives as part of the Company’s LTIP. The amount of shares ultimately to be issued will vary from a factor of 0 to 2 based on the number of PSUs granted, depending on the Company’s share performance as compared to the share performance of a selected group of peer companies.

The estimated value of the PSUs is determined at the grant date using a Monte Carlo simulation model. The model is based on several assumptions, including the grant date share price of the Company’s common shares, share price volatility of the Company’s stock, the volatility of the selected group of peer companies, the correlation of returns between the peer group and the Company, the risk-free interest rate over the term of the awards, the expected term to vesting, and the dividend yield. These assumptions are used in estimating the grant date fair value of the PSUs, which are subject to market-based performance conditions.

During the nine months ended September 30, 2026, the Company issued 1,000,000 (nine months ended September 30, 2025 – 455,000) common shares pursuant to the settlement of PSUs for an aggregate value of $221,000 (2025 - $108,000).

22

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

12. SHARE CAPITAL (continued)

The following table summarizes the changes in PSUs for the nine months ended September 30, 2026 and year ended December 31, 2025:

	Number	Weighted average fair value
Balance as at December 31, 2024	10,466,000	$0.157
PSUs granted	3,600,000	0.131
PSUs settled	(758,000)	0.238
PSUs forfeited	(758,000)	0.238
Balance as at December 31, 2025	12,550,000	$0.142
PSUs granted	1,050,000	0.613
PSUs settled	(1,000,000)	0.221
Balance as at September 30, 2026	12,600,000	$0.175

13. OPERATING EXPENSES

Operating expenses by nature, which map to the Company’s functional operating expense categories presented in the consolidated statements of net loss and comprehensive loss, are as follows:

	For the three months ended September 30, 2026
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$44	101	2	13	160
Consultants	94	22	(6)	(28)	82
Depreciation (non-cash)	33	77	-	-	110
Directors’ fees	86	-	-	-	86
Marketing and conferences	-	6	286	4	296
Professional fees	82	(3)	-	-	79
Salaries	466	59	134	81	740
Share-based payments (non-cash) (Note 12)	294	6	76	61	437
Transfer agent and filing fees	43	-	1	-	44
Travel and accommodation	(2)	-	60	217	275
Operating expenses total	$1,140	268	553	348	2,309

23

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

13. OPERATING EXPENSES (continued)

	For the three months ended September 30, 2025
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$90	47	3	1	141
Consultants	107	13	-	-	120
Depreciation (non-cash)	27	82	-	-	109
Directors’ fees	75	-	-	-	75
Marketing and conferences	1	1	218	3	223
Professional fees	60	-	-	-	60
Salaries	322	66	103	60	551
Share-based payments (non-cash) (Note 12)	212	7	44	83	346
Transfer agent and filing fees	19	-	-	-	19
Travel and accommodation	10	-	33	21	64
Operating expenses total	$923	216	401	168	1,708

	For the nine months ended September 30, 2026
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$269	228	21	14	532
Consultants	259	46	55	50	410
Depreciation (non-cash)	104	228	-	-	332
Directors’ fees	268	-	-	-	268
Marketing and conferences	1	12	809	10	832
Professional fees	297	10	-	9	316
Salaries	1,521	161	444	264	2,390
Share-based payments (non-cash) (Note 12)	1,175	78	274	245	1,772
Transfer agent and filing fees	318	1	54	-	373
Travel and accommodation	12	5	118	274	409
Operating expenses total	$4,224	769	1,775	866	7,634

	For the nine months ended September 30, 2025
	General and administration	Exploration and evaluation	Investor relations and marketing communications	Corporate development and due diligence	Total
Administrative and office	$299	201	21	3	524
Consultants	318	26	38	9	391
Depreciation (non-cash)	106	244	-	-	350
Directors’ fees	247	-	-	-	247
Marketing and conferences	1	3	661	11	676
Professional fees	390	-	-	-	390
Salaries	857	148	375	278	1,658
Share-based payments (non-cash) (Note 12)	844	27	135	220	1,226
Transfer agent and filing fees	173	-	45	-	218
Travel and accommodation	36	2	55	57	150
Operating expenses total	$3,271	651	1,330	578	5,830

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FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

14. SEGMENT INFORMATION

The Company operates in a single reportable operating segment, being the acquisition, exploration, development and strategic disposition of its Canadian mineral properties. All of the Company’s non-current assets as at September 30, 2026 and December 31, 2025 are located in Canada.

15. RELATED PARTY TRANSACTIONS

The Company’s related parties consist of the key management personnel, as well as the Company’s Directors and Officers and its associates, Seva Mining Corp. (Note 7) and PC Gold Inc. (Note 8).

Key management of the Company consists of the Company’s Directors, Officers, and Vice Presidents. The compensation paid or payable to key management for services during the three and nine months ended September 30, 2026 and 2025 is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
Service or Item:	2026	2025	2026	2025
Directors’ fees	$86	$75	$268	$247
Salaries and consultants’ fees	401	416	1,269	1,843
Share-based payments (non-cash)	502	435	1,799	1,455
Total	$989	$926	$3,336	$3,545

The Company’s associates, Seva Mining Corp. and PC Gold Inc., are related parties. As at September 30, 2026, the Company had deferred consideration receivable from Seva Mining of $1,703,000 (December 31, 2025 – $nil), relating to future payments from the processing and sale of ore stockpile at the Cameron Gold Project, subject to a minimum aggregate payment of $2,000,000 (Note 7). The Company also recognized a reclamation funding liability of $101,000 (December 31, 2025 – $151,000), representing its 20.0% share of environmental reclamation funding obligations relating to PC Gold (Note 8).

16. FAIR VALUE

Fair values have been determined for measurement and/or disclosure requirements based on the methods below.

The Company characterizes fair value measurements using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•	Level 1 fair value measurements are quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•

Level 3 fair value measurements are those derived from valuation techniques that include significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of cash and cash equivalents, prepaid expenses, trade and other receivables, and accounts payable, accrued, property consideration payable, and other liabilities approximated their fair values because of the short-term nature of these financial instruments. These financial instruments are financial assets and liabilities at amortized cost.

25

FIRST MINING GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Presented in Canadian dollars unless otherwise noted, tabular amounts are presented in thousands of Canadian dollars except for number of shares and per share amounts)

16. FAIR VALUE (continued)

The carrying value of marketable securities was based on the quoted market prices of the shares as at September 30, 2026 and was therefore considered to be Level 1.

At initial recognition, the fair value of the Seva Mining shares was determined using the 10-day VWAP from the start of the first trading day on March 18 to March 31, 2026, and adjusted for a discount for lack of marketability to reflect applicable transfer restrictions. This was a one-time measurement to establish the initial cost of the investment, which is subsequently accounted for using the equity method.

The Company’s deferred consideration related to stockpile recovery is classified as a financial asset at FVTPL and measured using a discounted cash flow model of the $2.0 million minimum payment. The measurement is classified as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs, including assumptions regarding recoverable quantities, timing of processing, commodity prices and risk-adjusted discount rate.

The Silver Stream was determined to be a derivative liability, which is classified as a financial liability at FVTPL. The carrying value of the derivative liability was not based on observable market data and involved complex valuation methods and was therefore considered to be Level 3. Changes in key valuation assumptions, including commodity prices and discount rates, could result in significant fluctuations in the fair value of the liability. The loss on the Silver Stream derivative was due to a 41.4% decrease in volatility in the underlying precious metal, a 20.7% increase in the weighted average forward curve of the silver price, and a 16.1% decrease in the silver spot price, and changes in the discount factors resulting from a decrease in the credit spread and the shorter time to each delivery date as at September 30, 2026 compared to December 31, 2025.

The following table presents the Company’s fair value hierarchy for financial assets and liabilities that are measured at fair value:

	September 30, 2026			December 31, 2025
	Fair value measurement			Fair value measurement
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets:
Marketable securities (Note 6)	$2,886	$-	$-	2,006	$-	$-
Deferred consideration receivable on stockpile (Note 7)	$-	$-	$1,703	-	$-	$-
Financial liabilities:
Silver Stream derivative liability (Note 9)	$-	$-	$135,065	-	$-	$107,260
Option - PC Gold (Note 8)	$-	$-	$-	-	$-	$4,692

17. SUBSEQUENT EVENTS

a) Subsequent to September 30, 2026, the Company issued 434,000 common shares pursuant to the exercise of stock options for proceeds of $137,000.

Subsequent to September 30, 2026, the Company issued 18,394,000 common shares pursuant to the exercise of warrants for proceeds of $3,679,000.

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